EYE ON MEDIA NETWORK, INC.

1500 NW 65TH AVENUE

PLANTATION, FL 33313

(754) 370-9900

October 23, 2013

Mr. John Dana Brown,

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Eye On Media Network, Inc.

Form 10-12G Amendment No. 1

Filed October 4, 2013

File No.000-55035

Dear Mr. Brown:

We are in receipt of your comment letter dated October 21, 2013 regarding amendment number one to our registration statement on Form 10-12G.  The following response is submitted regarding your comments.  A redline version of the amendment number two is appended to this letter for your convenience.

Item 1. Business, page 2

(c) Business of Issuer, page 2

1.

We note your disclosure that your “prayer capital will sustain [your] limited operations for two more quarterly reporting periods.”  Please revise to explain what you mean by “prayer capital” In this regard please also revise here to clarify your monthly “burn rate” and the estimated month you will run out of funds without the addition of capital.

RESPONSE:  We acknowledge the Commission staff’s comment and advise that inclusion of the word “prayer” was a typographical error and it has been removed.  Based upon our August 31, year-end, we believe that we will be able to sustain our operations until approximately March 15, 2014 before we will be required to obtain additional capital.  Our monthly burn rate is limited to our expenses for audit and legal fees in the months when our periodic reports are to be filed.

2.

Please revise to clarify that there is no guarantee that your sole officer and director will "infuse capital" to continue your operations.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Risk Factors, page 5

We may be subject to further government regulation, page 8

3.

We note your response to our prior comment 7 and reissue in part.  Please revise your disclosure to provide estimates of the “significant registration and compliance costs” referenced in this risk factor.

John Dana Brown, Esq.

Re: Eye On Media Network, Inc.

October 23, 2013

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 9.

We cannot assure you that following a business combination, page 11

4.

We note your response to our prior comment 13.  We note the phrase “the OTC Bulletin Board or any other stock exchange.” This statement may suggest that the OTC Bulletin Board is a stock exchange.  Please delete the word “other” or revise to state this in a way that does not suggest that the OTC Bulletin Board is a stock exchange.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly. See page 12.

Item 2.  Financial Information, page 12

Management's Discussion and Analysis or Plan of Operation, page 12

5.

We note your response to our prior comment 17 and reissue in part.  Please revise to disclose the challenges and risks likely associated with combining with a “developing company in need of additional funds for expansion.”

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 13.

The Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

the company is responsible  for the adequacy and accuracy of the disclosure  in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission  or any person under the federal securities laws of the United States.

We appreciate the Commission staff’s comments and request that the staff contact our counsel, Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Eye on Media Network, Inc.

/s/:  Jack Namer

Jack Namer, President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 10(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Eye On Media Network, Inc.

(Exact name of registrant as specified in its charter)

Commission file number

000-55035

Florida	46-3390293
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1500 NW 65th Avenue, Plantation, Florida 33313

(Address of Principal Executive Offices) (Zip Code)

(754) 370-9900

(Company’s telephone number, including area code)

Securities to be Registered Under Section 12(b) of the Act:

None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, Par Value $0.001

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [x]

Item 1. Business

(a)

Business Development

Eye On Media Network, Inc. (“we”, “us”, “our”, or the “Company”) was incorporated in the State of Florida on August 2, 2013.  Since inception, which was August 2, 2013, the Company has been engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination.  As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business.  The business purpose of the Company is to seek the acquisition of or merger with, and existing company.  The Company selected August 31 as its fiscal year end.

(b)

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions included:

(i)

A requirement to have only two years of audited financial statements and only two years of related Management Discussion & Analysis disclosures;

(ii)

Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

(iii)

Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

(iv)

No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this registration statement, which are also available to us as a smaller reporting company as defined under Rule 12b-2of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) which issued more than $1 billion in non-convertible debt during the preceding three-year period.

(c)

Business of Issuer

The Company, based on proposed business activities, is a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.  Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination.  The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.  As of our most recent audited period, we have incurred losses, generated no revenues or earnings from operations, possess no significant assets or financial resources, and have a limited amount of cash on hand. Additionally, our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.  We believe that our ~~prayer~~ current capital will sustain our limited operations for two more quarterly reporting periods before we have to infuse capital from our sole officer and director to continue business operations.  Based upon our August 31, year-end, we believe that we will be able to sustain our operations until approximately March 15, 2014 before we will be required to obtain additional capital.  Our monthly burn rate is limited to our expenses for audit and legal fees in the months when our periodic reports are to be filed.  There is no guarantee that our sole officer and director will infuse any capital to allow us to continue operations.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities will be undertaken by or under the supervision of Jack Namer, the sole officer and director of the Company.  As of this date, the Company has not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company.    In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

(i)

 Potential for growth, indicated by new technology, anticipated market expansion or new products;

(ii)

Competitive position as compared to other firms of similar size and experience within the industry segment as well as with the industry as a whole;

(iii)

Strength and diversity of management, either in place or scheduled for recruitment;

(iv)

Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(v)

The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(vi)

The extent to which the business opportunity can be advanced;

(vii)

The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(viii)

Other relevant factors.

(ix)

In applying for foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data.  Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Company.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity.  If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity.

In addition, depending upon the transaction, the Company’s current stockholders may be substantially diluted to less than 20% of the total issued and outstanding shares of the surviving entity and possibly even eliminated as stockholders by an acquisition.

The present stockholders of the Company will likely not have control of a majority of the voting securities of the Company following a reorganization transaction.  As part of such a transaction, the Company’s sole director may resign and one or more new directors may be appointed without any vote by stockholders in accordance with Florida law.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding securities.  The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.  Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others.  We estimate that such costs may be approximately $7,500. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation might not be recoverable.  Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We anticipate that our cost for filing Exchange Act reports for the next 12 months will be approximately $2500. We anticipate that we also should be able to consummate a business combination for approximately $7500.  We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary to be loaned by or invested in us by our stockholders, management or other investors. We presently have $2,500 in our treasury.  There is no guarantee that our stockholders, management or other investors will loan money to us or invest money in our Company.

We presently have no employees apart from our management.  Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business very limited time (estimated at five hours per week) until the acquisition of a successful business opportunity has been identified.  We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(a)

Reports to security holders.

(1)

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of any such report.

(2)

The Company will file reports with the SEC.  The Company will be a reporting company and will comply with the requirements of the Exchange Act.

(3)

The public may read and copy any materials the Company files with the SEC in the SEC’s Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A.  Risk Factors

For the purpose of any future offering, we will be a “blank check company” as such term is defined by Securities Act Rule 419 and we will be required to comply with the provisions of Rule 419 in any such offering.

Securities Act Rule 419 contains very specific provisions regarding the manner in which funds and securities of prospective investors must be handled. Additionally, there is the requirement that the Company deposit prospective investment proceeds in an escrow account maintained by an insured depository institution, as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance act or a separate bank account established by broker or dealer registered under the Exchange Act maintaining a net capital equal to or exceeding $25,000. There can be no assurances that we will be able to retain any person or entity to act as the escrow agent in order to satisfy the provisions of Rule 419. Under such circumstances, we would be precluded from accepting investor proceeds or securities.

Our business is difficult to evaluate because we have no operating business and our shareholders will not know what business we will enter into until we effectuate a transaction.

As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination.  We have had no recent operating history nor any revenues or earnings from operations since inception.  We have no significant assets or financial resources.  We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity.  There can be no assurances that we can identify a suitable business opportunity and consummate a business combination.

The depressed state of current economic conditions and the uncertainties of the financial markets regarding a potential default on our country’s government debt could affect our ability to obtain financing or complete an acquisition or merger.

Current economic conditions may have an adverse effect on our ability to attract a merger candidate.  To the extent that we are required to seek outside financing in order to continue to business operations, the potential default on our country’s government debt may have an adverse effect on the availability of traditional financing from financial institutions. There can be no assurances that if such financing is unavailable we will be able to acquire financing from any non-traditional or private source. All of these factors could affect our ability to complete an acquisition or merger.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management and as a non-trading company we are a competitive disadvantage to some of our competitors and may reduce the likelihood of us consummating a deal.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination.  We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities.  A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us.  Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

We are a development stage company, and our future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

We were incorporated in August 2013 and are considered to be in the development stage.  The nature of our operations is highly speculative, and there is a consequent risk of loss of your investment.  The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity.  While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you hat we will be successful in locating candidates meeting that criterion.  In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

We have no existing agreement for a business combination or other transaction and there is no guarantee that we will be able to negotiate a transaction that will benefit our shareholders.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity.  No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination.  Management has not identified any particular industry or specific business within an industry for evaluation.  We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting very limited time to our affairs.  Presently, our sole officer and director, Jack Namer, anticipates that he will spend only approximately 5 hours per week on our affairs. Our sole officer has not entered into written employment agreements with us and is not expected to do so in the foreseeable future.  This limited commitment may adversely impact our ability to identify and consummated a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirement may delay or preclude acquisition.  Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition.  The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition.  Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  We estimate that target companies we would seek to acquire or merge with could expect to incur approximately $7500-$10,000 in accounting fees to prepare financial statements and pay for an audit of same. There can be no assurances that any company we propose as an acquisition or merger target will have the ability to pay such accounting fees.

Our management has no experience in managing and operating a public company, and any failure to comply or adequately comply with any federal or state securities laws, rules, or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our management lacks high level accounting or financial reporting education or experience and has no experience in managing and operating a public company that is a reporting company with the SEC, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP, and may likely rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply with any federal or state securities laws, rules, or regulations may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

We may not be able to meet the internal control reporting requirements imposed by the SEC resulting in a possible inability to obtain future financing and consummate any acquisition or merger.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports. Although the Dodd-Frank Wall Street Reform and Consumer Protection Act exempts companies with a public float of less than $75 million from the requirement that our independent registered public accounting firm attest to our financial controls, this exemption does not affect the requirement that we include a report of management on our internal control over financial reporting and does not affect the requirement to include the independent registered public accounting firm’s attestation if our public float exceeds $75 million.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we may not be able to acquire the necessary financial resources or comply timely with all of the requirements imposed by this rule. Regardless of whether we are required to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls, if we are unable to do so, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing as needed could suffer.

In the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the SEC, which could also adversely affect our ability to secure additional financing as needed and to consummate any acquisition or merger.  With our status of having no full-time employees, no revenue and only minimal assets, there can be no assurances that we will be able to comply with the aforementioned financial reporting requirements.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

If we become a public company and particularly if we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements estimated to be approximately $7,500 per year. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC. In addition, our management will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In addition, as stated above, our management lacks high level accounting or financial reporting education or experience and has no experience in managing and operating a public company that is a reporting company with the SEC, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP (the “Reporting Laws”), and may likely rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Management’s failure to comply with the Reporting Laws may have a material adverse effect on our business operations.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any August 31 before that time, we would cease to be an “emerging growth company” as of the following August 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

If we become a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Because we have elected to defer compliance with new or revised accounting standards, our financial statement disclosure may not be comparable to similar companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities.  If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act.  If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.  We estimate that these costs could exceed $5,000.00, including legal fees.  We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States.  These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences.  Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited.

Our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock.  Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act of 1933, as amended (the “Securities Act”).  Therefore, outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.

Please note that shareholders of our common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of our common stock under the Securities Act of 1933.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

There are issues impacting liquidity of our securities with respect to the fact that we will need to file a resale registration statement to create liquidity in our common stock.

Since our shares of common stock issued prior to a business combination or reverse merger cannot currently, nor will they for a considerable period of time after we complete a business combination, be available to be offered, sold, pledged or otherwise transferred without being registered pursuant to the Securities Act, we will likely file a resale registration statement on Form S-1, or some other available form, to register for resale such shares of common stock.  We cannot control this future registration process in all respects as some matters are outside our control.  Even if we are successful in causing the effectiveness of the resale registration statement, there can be no assurances that the occurrence of subsequent events may not preclude our ability to maintain the effectiveness of the registration statement.  Any of the foregoing items could have adverse effects on the liquidity of our shares of common stock.

We have never paid dividends on our common stock and if we do not pay dividends in the future then our shareholders can only benefit from their shares by selling such stock either in the public market place or in a private transaction.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future.  We anticipate that any funds available for payment of dividends will be re-invested into us to further our business strategy.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction.  Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions.  We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenue unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenue from operations.  We may not realize any revenue unless and until we successfully merge with or acquire an operating business.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Certificate of Incorporation authorizes the issuance of a maximum of 900,000,000 shares of common stock and a maximum of 750,000,000 shares of preferred stock.  Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders.  Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval.  To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interested of our stockholders will occur and the rights of the holders of common stock might be materially adversely affected.

Our principal stockholders may engage in a transaction to cause us to repurchase their shares of common stock.

In order to provide an interest in us to a third party, our stockholders may choose to cause us to sell our securities to one or more third parties, with the proceeds of such sale(s) being utilized by us to repurchase shares common stock held by them.  As a result of such transaction(s), our management, principal stockholder(s) and Board of Directors may change.

We have conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

We have not conducted market research concerning prospective business opportunities, nor have others made the results of such market research available to us.  Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us.  Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Our shares may be subject to the “penny stock” rules, following such a reverse merger transaction which might subject you to restrictions on marketability and may not be able to sell your shares.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks.  These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Additional risks may exist since we will assist a privately held business to become public through the “reverse merger.”  Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.  Failure to develop or maintain an active trading market for our common stock will have a generally negative effect on the price of our common stock and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price.  Your investment could be a partial or complete loss.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system.)  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.  The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price of liquidity of our securities.  These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

 We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any ~~other~~  securities exchange and therefore it is possible that our stockholders will not be able to liquidate their investment in our stock and we may not access to capital available to companies trading on these exchanges.

Following a business combination, we may seek the listing of our common stock on NASDAQ or some other national securities exchange.  However, there can be no assurance that we will be able to find a market maker that will be willing to file a Form 211 with FINRA to facilitate our acquisition of a trading symbol and authorization for any broker-dealer to post a bid for our common stock. Furthermore, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of  any stock exchange, or that we will be able to maintain a listing of our common stock on any  stock exchange.  After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.  There can be no assurance that an active market will develop even if our common stock is listed on the OTC Bulletin Board or any ~~other~~  stock exchange. In addition, we would be subject to an SEC rule that, if it failed to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.  This would also make it more difficult for us to raise additional capital following a business combination.

Our authorization of blank check preferred stock could be used to discourage a take-over transaction involving an actual or potential change in control of us or our management.

Our Certificate of Incorporation authorizes the issuance of up to 750,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock.  In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.  Although we have no present intention to issue any shares of our authorized preferred stock, there can be no assurance that the Company will not do so in the future.

Our lack of diversification for prospective business combination(s) constitutes a substantial risk for prospective investors and may adversely affect our ability to attract investment capital for our Company.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization.  This lack of diversification should be considered to a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by the information currently available to our management.  When used in this registration statement, the words “estimate,” “project,” “anticipate,” “intend,” “except” and similar expressions are intended to identify forward-

looking statements.  These statements reflect our current views with respect to the future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements.  We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement.  We do not undertake any obligation to publicly release any revisions of these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

Item 2. Financial Information

MANAGEMENT’S DICUSSION AND ANALYSIS OR PLAN OF OPERATION.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

We do not currently engage in any business activities that provide cash flow.  The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors. There is no guarantee that our stockholders, management or other investors will loan money to us or invest money in our Company.

During the next 12 months we anticipate incurring costs related to:

(i)

filing of Exchange Act reports, and

(ii)

consummating an acquisition

We anticipate that our cost for filing Exchange Act reports for the next 12 months will be approximately $2500. We anticipate that we also should be able to consummate a business combination for approximately $2500.  We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary to be loaned by or invested in us by our stockholders, management or other investors. We presently have $2,500 in our treasury.  There is no guarantee that our stockholders, management or other investors will loan money to us or invest money in our Company.

We are in the development stage and have negative working capital, negative stockholders’ equity and have not earned any revenues from operations to date.  These conditions raise substantial doubt about our ability to continue as a going concern. We are currently devoting our efforts to locating merger candidates.  Our ability to continue as a going concern is dependent upon our ability to develop additional sources of capital, locate and complete a merger with another company, ultimately, achieve profitable operations. We will likely be competing against entities that possess greater financial, technical and managerial capabilities than our Company. However, we will be relying upon the entrepreneurial experience of our sole officer and director in locating and negotiating a future acquisition or merger with a target entity. There can be no assurance that our officer and director will be successful in locating or negotiating any potential acquisition or merger with a suitable target candidate.

We may consider a business which has recently commenced operations, in a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. There may be unique challenges and risks associated with a business of this stature, including obtaining additional capital for the development of new products; being able to timely develop new products; identification of markets where there is a demand for such products; and, obtaining capital for expansion of operations into new or developing markets. There can be no assurances that we would be able to locate or obtain any additional capital for the development of new products, identification of markets where there would be a demand for any such products or for expansion into new or developing markets. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.  There can be no assurance that we will be able to obtain sufficient capital necessary to fund any type of business described in this paragraph, which could adversely affect our ability to consummate any acquisition or merger of any such business.

Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us.  Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings.  In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies.  In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization.  This lack of diversification should be considered to a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. We intend to contact various stock transfer agents, investment relation firms and business development entities to locate potential candidates for a business combination transaction. We believe that the benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock.  Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Item 3. Properties

We neither rent nor own any properties. We utilize the office space and equipment of our management at no cost. Management estimates such amounts to be immaterial. We currently have no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a)

Security ownership of certain beneficial owners.

The following table sets forth, as of August 31, 2013, the number of shares of common stock owned of record and beneficially by our executive officer, director and persons who beneficially own more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Jack Namer (1) 1500 NW 65th Ave. Plantation, FL 33313	1,000,000	33.33%
James Fish 1500 NW 65th Ave. Plantation, FL 33313	1,000,000	33.33%
Newton Berwig 1500 NW 65th Ave. Plantation, FL 33313	1,000,000	33.33%

(1) Jack Namer serves as sole officer (President, Chief Executive Officer, Treasurer, Secretary, Principal Executive Officer and Principal Accounting Officer) and Director of the Company.

Item 5. Directors and Executive Officers.

A.

Identification of Directors and Executive Officers.

Our officers and directions and additional information concerning them are as follows:

Name	Age	Position
Jack Namer (1)	63	President, Chief Executive Officer, Treasurer, Secretary, Principal Executive Officer and Principal Accounting Officer, Director (1)

(1) Jack Namer will serve as a director until the next annual shareholder meeting.

Jack Namer, President, Chief Executive Officer, Treasurer, Secretary, Principal Executive Officer, Principal Accounting Officer and Director

From 2011 through the present, Mr. Jack Namer has been the Chief Executive Officer for Eye On South Florida.com, which was incorporated as Eye On South Florida, Inc. in January 2013. Mr. Namer has been responsible for the development from inception of a concept for the real-time broadcast quality delivery via the Internet and all existing smart devices. He also has been engaged in arranging and delivering low-power television transmission of current events for non-profit entities and organizations. These events include black-tie fundraising events, press conferences and the like.  Mr. Namer intends to use his past experience in the television marketplace for developing content on a national basis for all affinity groups to facilitate delivery of their respective messages.

From 2006 through 2011, Mr. Namer was employed as the Chief Executive Officer for BlackBook2.com, LLC in Fort Lauderdale Florida.  Mr. Namer developed and implemented the Internet portal for BlackBook2.com.  His responsibilities with the company included portal development and pricing; development of website coding and e-commerce techniques; negotiating contracts with advertisers; negotiating strategic contracts with various high-profile Internet search engines to drive viewers to the company portal; and negotiating stock-purchase acquisitions of various telecommunications companies. Mr. Namer sold the controlling interest of BlackBook2.com, Inc. to a public company in May 2011.

Throughout Mr. Namer’s business career, he has been substantially involved in mergers and acquisitions involving various companies with which he has been associated.  As a result of this vast business experience spanning in excess of 25 years, we believe that Mr. Namer is very well suited to assist our Company in locating a merger or acquisition candidate and serve as the Chief Executive Officer for our Company and consummating a business transaction for the benefit of our Company and its shareholders.

B.

Significant Employees.  None.

C.

Family Relationships.  None.

D.

Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders of decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Company during the past ten years.

E.

The Board of Directors acts as the Audit Committee, and the Board has no separates committees.  The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such expert.  The Company intends to continue to search for a qualified individual for hire.

Item 6. Executive Compensation

Summary Compensation Table - Officers

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Salary	Bonus	Stock	Option	Non-equity	Change in Pension Value and Nonqualified	All other Compen- sation	Total
				Awards	Awards	incentive	deferred
						plan	compensation
Name and principal position	Year	($)	($)	($)	($)	compensation ($)	earnings ($)	($)	($)
Jack Namer, President, CEO	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Director Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	Fees	Stock	Option	Non-equity	Change in Pension Value and Nonqualified	All other Compen-sation	Total
	earned or	Awards	Award(s)	incentive	deferred
	paid in cash			Plan compensation	compensation earnings
Name	($)	($)	($)	($)	($)	($)	($)
Jack Namer, President, CEO	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The Company’s sole officer and director has not received any cash or non-cash remuneration since inception. He will not receive any remuneration until the consummation of an acquisition.  No remuneration of any nature has been paid for on account of services rendered by a director in such capacity. Our sole officer and director intends to devote very limited time (approximately 5 hours per week) to our affairs.

It is possible that, after the Company successfully consummates a business with an unaffiliated entity, that the entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity.  However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction. There is no guarantee that the aforementioned policy will be adhered to at the time of making a transaction determination.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Item 7. Certain Relationship and Related Transactions, and Director Independence

We utilize the office space and equipment of our management at no cost.

On August 7, 2013, 1,000,000 shares were issued to Jack Namer, our sole officer and director.

The main shareholder (our sole officer and director) has advanced funds ($3,000) for prepaid accounting and legal fees.  These amounts are recorded as shareholder loans.  There are no terms or interest on these short-term advances.

Except as set forth above, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

We have not:

•

Established our own definition for determining whether our director or nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though our current director would not be deemed to be “independent” under any applicable definition given that he is an officer of the company; nor,

•

Established any committees of the Board of Directors.

Given the nature of our company, its limited shareholder base and the current composition of management, the Board of Directors does not believe that we require any corporate governance committees at this time. The Board of Directors takes the position that management of a target business will establish:

•

Its own Board of Directors

•

Establish its own definition of “independent” as related to directors and nominees for directors,

•

Establish committees that will be suitable for its operations after the Company consummates a business combination

Item 8. Legal Proceedings

Presently, there are not any material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

Item 9. Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

(a)

Market information

Our Common Stock is not trading on any stock exchange.

(b)

Holders

As of August 31, 2013, there are three holders of an aggregate of 3,000,000 shares of our Common Stock issued and outstanding.

(c)

Dividends.

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the president intention of management to utilize all available funds for the development of the Company’s business.

Item 10. Recent Sale of Unregistered Securities

On August 7, 2013, 1,000,000 shares each were issued to Jack Namer, James Fish and Newton Berwig for cash consideration of $1,000.00 each for an aggregate amount of $3,000.00.  Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, these shareholders had necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933.  This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  Based on an analysis of the above factors, we have met the requirements to qualify for exemption under section 4(2) of the Securities Act of 1933 for this transaction.

Item 11. Description of Company’s Securities to be Registered

(a)

Common and Preferred Stock.

We are authorized by our Certificate of Incorporation to issue an aggregate of 1,650,000,000 shares of capital stock, of which 900,000,000 are shares of common stock, par value $0.001 per share (the “Common Stock”) and 750,000,000 are shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  As of August 31, 2013, 3,000,000 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matter submitted to a vote of stockholders of the Company.  All stockholders are entitled to share equally dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available.  In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities.  The stockholders do not have cumulative or preemptive rights.

Preferred Stock

Our Certificate of Incorporation authorizes the issuances of up to 750,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.  In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.  Although we have no present intention to issue any shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirely by the provisions of the Company’s Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10.

(b)

Debt Securities.

None.

(c)

Other Securities To Be Registered.

None.

Item 12. Indemnification of Directors and Officers

Our sole director and officer is indemnified as provided by the Florida corporate law and our Bylaws.  We have agreed to indemnify all of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the adjudication of such issue.

Item 13. Financial Statements and Supplementary Data

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 Toll fee: 855.334.0934 Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Eye On Media Network, Inc.

We have audited the accompanying balance sheet of Eye On Media Network, Inc (a development stage company) as of August 31, 2013, and the related statement of operations, stockholders’ deficiency, and cash flows for the period from Inception (August 2, 2013) through August 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye On Network Media, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the period from Inception (August 2, 2013) through August 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note B.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

September 4, 2013

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

Aug 31, 2013

ASSETS

Current assets
Cash	$2,500
Prepaid expenses	3,000

Total assets	$5,500

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Related loan	3,000

Total current liabilities	3,000

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; 750,000,000 shares authorized; no shares issued or outstanding	-
Common stock: $0.001 par value; 900,000,000 shares authorized; 3,000,000 shares issued and outstanding	3,000
Additional paid-in capital	-
Deficit accumulated during the development stage	(500)

Total stockholders’ equity	2,500

Total liabilities and stockholders’ equity	$5,500

See accompanying notes to the financial statements

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

For the period from August 02,2013 (Inception) through August 31, 2013

REVENUE	$-

OPERATING EXPENSES
Professional fees	500
Organization expenses	-
General and administrative	-

Loss before income taxes	(500)

Income tax provision	-

Net loss	$(500)

Net loss per common share – basic and diluted	$(0.00)

Weighted average number of common shares outstanding – basic and diluted	3,000,000

See accompanying notes to the financial statements.

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Period from August 02, 2013 (Inception) through August 31, 2013

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

August 02, 2013 (Inception)	-	$-	$-	$-	$-

Common shares issued to founders, August 07, 2013 at $.001 per share	3,000,000	3,000	-	-	3,000

Net loss				(500)	(500)

Balance, August 31, 2013	3,000,000	$3,000	$-	$(500)	$2,500

See accompanying notes to the financial statements.

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

For the period from August 02, 2013 (Inception) through August 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(500)

Adjustments to reconcile net loss to net cash used in operating activities:

Increase in prepaid expenses	(3,000)

Net cash used in operating activities	(3,500)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from related party loan	3,000
Issuance of Common Stock	3,000

Net cash from financing activities	6,000

Change in cash during the period	2,500
Cash, beginning of the period	-

Cash, end of the period	$2,500

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$-
Taxes paid	$-

See accompanying notes to the financial statements

EYE ON MEDIA NETWORK INC.

(A DEVELOPMENT STAGE COMPANY)

AUGUST 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Operations

EYE ON MEDIA NETWORK INC. (a development stage company) (“EYE” or the “Company”) was incorporated in Florida on August 02, 2013, with an objective to acquire, or merge with, an operating business.   As of August 31, 2013, the Company had not yet commenced any operations.

Note 2 – Significant Accounting Policies

Development stage company

The Company is a development stage company as defined by section 810-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced.  All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period ended August 31, 2013, the Company has had no operations.  As of August 31, 2013, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to acquire an operating company and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The Company may not be sucessful in acquiring an operating Company or raise sufficient capital or secure funds for its operating plan purposes. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Due to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern.

Fiscal year end

The Company elected August 31 as its fiscal year ending date.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Basic and diluted net loss per share

Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. Basic and diluted loss per share are the same due to the absence of common stock equivalents.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

We have net operating loss carry forwards available to reduce future taxable income. Future tax benefits for these net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that we will not realize a future tax benefit, a valuation allowance is established.

Net loss per common share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.  There were no potentially dilutive shares outstanding as of August 31, 2013.

Recently issued accounting standards

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Income Taxes

At August 31, 2013, the Company had a net operating loss carry–forward for Federal income tax purposes of $500 that may be offset against future taxable income through 2031  No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements because the Company believes that the realization of the Company’s net deferred tax assets of $170, calculated at an effective tax rate of 34%, was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance of $170.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

Note 4 – Equity

The Company has been authorized to issue 900,000,000 shares of common stock, $.001 par value.  Each share of issued and outstanding common stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to common stock, as well as in the net assets of the corporation upon liquidation or dissolution.  On August 7, 2013, the Company issued 3,000,000 shares of common stock, at par of $.001, for $3,000.

The Company has been authorized to issue 750,000,000 shares of $.001 par value Preferred Stock.  The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, within certain guidelines established in the Articles of Incorporation.  There have been no preferred shares issued.

Note 5 – Related Party Transaction

As described above, on August 7, 2013, the Company sold 1,000,000 shares of its $0.001 common stock to its sole officer and director of the Company for $1,000 in cash.

The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company has been provided office space by a member of the Board of Directors at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above amount is not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

The main shareholder (our sole officer and director) has advanced funds for prepaid accounting and legal fees.  These amounts are recorded as shareholder loans.  There are no terms or interest on these short-term advances.

Note 6 – Subsequent Events

Subsequent events have been evaluated through the date of the filing.

Item 14. Changes in and Disagreements with Accountants and Accounting and Financial Disclosure

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15. Financial Statements and Exhibits

a. The financial statements filed as part of this registration statement include:

i.

Balance Sheet

ii.

Statement of Operations

iii.

Statement of Stockholders’ Equity

iv.

Statement of Cash Flows

b.  Index of Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation
3.2	By-Laws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 24, 2013

EYE ON NETWORK MEDIA, INC.

By:

 /s/: Jack Namer

Name: Jack Namer,

Title: President, Director